                                                                      Exhibit 13


                              FINANCIAL HIGHLIGHTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES

(Dollars and Shares in Thousands, Except Per Share Amounts)

Year Ended December 31                         1997           1996          1995          1994          1993

OPERATIONS
Net sales and operating revenues            $ 145,185      $ 129,697     $ 126,373     $ 118,509     $ 109,677

Income from continuing operations              18,356         11,039        10,624         9,558         2,823
Discontinued operations                        (2,104)         4,518         4,737         5,333         4,439
Net income                                     16,252         15,557        15,361        14,891         7,262

PER SHARE DATA
Income (loss) per common share - basic:
 Continuing operations                      $    3.84      $    2.26     $    2.15     $    1.92     $     .56
 Discontinued operations                         (.44)           .93           .95          1.07           .88
 Net income                                      3.40           3.19          3.10          2.99          1.44

Income (loss) per common share -
 assuming dilution:
  Continuing operations                     $    3.81      $    2.26     $    2.15     $    1.92     $     .56
  Discontinued operations                        (.44)           .92           .95          1.07           .88
  Net income                                     3.37           3.18          3.10          2.99          1.44

Dividends                                         .75            .65           .60           .50           .40

Market price                                    41.00          21.88         18.63         15.25         11.25
Book value                                      24.77          22.01         19.52         17.07         13.95

Shares of common stock outstanding              4,752          4,835         4,932         4,966         5,008
Average shares of common stock
  outstanding                                   4,785          4,876         4,948         4,982         5,023
Average shares of common stock -
  assuming dilution                             4,816          4,891         4,948         4,982         5,023

FINANCIAL CONDITION
Capital expenditures                        $  24,554      $   5,573     $   5,968     $   6,411     $   1,719
Working capital                                38,756         28,561        24,780        21,387        22,329
Total assets                                  263,452        234,696       247,220       259,177       258,111
Capitalization:
  Current portion of long-term debt             8,723          8,476         8,476         8,476        11,190
  Long-term debt                               36,942         28,665        43,641        57,118        69,344
  Stockholders' equity                        117,716        106,449        96,265        84,753        69,873


CONTENTS


Financial Highlights                             1
Letter to Stockholders                           2
A Message from John Lauer                        4
Review of Operations                             5
Financial Information                           10
Management's Discussion and Analysis            12
Consolidated Financial Statements               17
Corporate Information                           28



In 1997, the Company's Engineered Materials business segment was classified as a discontinued operation. In 1996, the Company sold its interest in Eveleth Mines and certain mining equipment, completing its exit from the iron ore business. Prior years' results have been adjusted for discontinued operations and to reflect a two-for-one split of the Company's common stock in October 1997.

                              FINANCIAL INFORMATION

OGLEBAY NORTON COMPANY AND SUBSIDIARIES

INDUSTRY SEGMENT DATA(1)

(In Thousands)


1997
--------------------------------------------------------------------------------

                  Identifiable assets
                  Depreciation and amortization expense
                  Capital expenditures

                  Net sales and operating revenues

                  Income from operations(4)
                  Gain on sale of assets
                  Interest expense
                  Interest, dividends and other income (expense) - net Income from continuing operations before income taxes

1996
--------------------------------------------------------------------------------

                  Identifiable assets
                  Depreciation and amortization expense
                  Capital expenditures

                  Net sales and operating revenues

                  Income from operations(4)
                  Gain on sale of assets
                  Interest expense
                  Interest, dividends and other income (expense) - net Income from continuing operations before income taxes

1995
--------------------------------------------------------------------------------

                  Identifiable assets

                  Depreciation and amortization expense
                  Capital expenditures

                  Net sales and operating revenues

                  Income from operations(4)
                  Gain on sale of assets
                  Interest expense
                  Interest, dividends and other income (expense) - net Income from continuing operations before income taxes





1 Should be read as an integral part of the consolidated financial statements and related notes. Segment data has been reclassified for discontinued operations.

2 Consists primarily of cash and cash equivalents, marketable securities, prepaid pension costs and net assets of discontinued operations of $15,571,000, $13,661,000 and $17,666,000 for 1997, 1996 and 1995,
   respectively.

      Marine                                                  Corporate
  Transportation    Industrial Sands    Total Segments        and Other          Consolidated

-----------------------------------------------------------------------------------------------
    $ 143,554          $  40,928          $ 184,482          $  78,970(2)          $ 263,452
        5,654              3,150              8,804                143                 8,947
       20,234              4,108             24,342                212                24,554
    $  95,701          $  49,484          $ 145,185                                $ 145,185
    $  19,312          $   9,970          $  29,282          $  (4,817)(3)         $  24,465
                             197                197              5,351                 5,548
       (2,318)              (350)            (2,668)              (166)               (2,834)
         (117)                                 (117)            (1,486)               (1,603)
    ---------          ---------          ---------          ---------             ---------
    $  16,877          $   9,817          $  26,694          $  (1,118)            $  25,576
    =========          =========          =========          =========             =========

-----------------------------------------------------------------------------------------------
    $ 130,125          $  36,120          $ 166,245          $  68,451(2)          $ 234,696
        8,671              2,444             11,115                144                11,259
          925              4,540              5,465                108                 5,573
    $  86,178          $  42,583          $ 128,761          $     936             $ 129,697
    $   7,860          $   8,520          $  16,380          $  (4,727)(3)         $  11,653
                              75                 75              3,075                 3,150
       (2,409)              (356)            (2,765)              (239)               (3,004)
          (65)                                  (65)               846                   781
    ---------          ---------          ---------          ---------             ---------
    $   5,386          $   8,239          $  13,625          $  (1,045)            $  12,580
    =========          =========          =========          =========             =========

-----------------------------------------------------------------------------------------------
    $ 132,455          $  33,964          $ 166,419          $  80,801(2)          $ 247,220
        8,695              2,567             11,262                141                11,403
        3,125              2,360              5,485                483                 5,968
    $  85,657          $  40,552          $ 126,209          $     164             $ 126,373
    $  11,845          $   6,655          $  18,500          $  (5,527)(3)         $  12,973
        2,325                157              2,482              2,159                 4,641
       (3,422)              (524)            (3,946)              (201)               (4,147)
         (120)                                 (120)               (91)                 (211)
    ---------          ---------          ---------          ---------             ---------
    $  10,628          $   6,288          $  16,916          $  (3,660)            $  13,256
    =========          =========          =========          =========             =========


3  Includes other operations, net of certain corporate expenses.

4 Business segments include the reallocation of corporate general and administrative expenses previously allocated to discontinued operations.

                                  MANAGEMENT'S

                             DISCUSSION AND ANALYSIS

                           of Financial Condition and
                              Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations and the letter "To Our Stockholders" beginning on page 2 of this report may contain statements concerning certain trends and other forward-looking information within the meaning of the federal securities laws. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. The Company believes that the following factors, among others, could affect its future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements made by or on behalf of the
Company: (1) unfavorable weather conditions; (2) fluctuations in oil prices; (3) changes in the demand for the Company's products or services due to changes in technology; (4) vessel service availability; (5) change in United States cabotage laws; (6) labor unrest; (7) the loss or bankruptcy of major customers; and (8) year 2000 software conversion failures of vendors, suppliers and customers.


INCOME
FROM OPERATIONS

[GRAPHIC]

1997              $24,464,000
1996              $11,653,000
1995              $12,973,000



FINANCIAL
CONDITION

The Company's operating activities provided cash of $23,690,000 in 1997; an increase of 17% compared with $20,166,000 in 1996. Cash from operations was 9% less in 1997 compared with $25,940,000 generated in 1995. The Company's income from operations was $24,465,000 in 1997 compared with $11,653,000 in 1996 and $12,973,000 in 1995. The Company's Marine Transportation and Industrial Sands businesses both had record years in 1997. After two years of harsh weather conditions, Marine Transportation's fleet benefited from milder weather in 1997 and set new Company records for tonnage carried on the Great Lakes. Industrial Sands had its best performance ever with an increased share of robust oil and gas markets and a strong construction market in the Southwest during 1997. Changes in accounts receivable, accounts payable and inventories added net cash from operations of $3,341,000 in 1997 compared with $947,000 and $5,913,000 generated by these working capital accounts in 1996 and 1995, respectively. Net cash from operations for 1997, 1996 and 1995 are comparable if these working capital changes were excluded in each year. Operating results of the Company's business segments are discussed in more detail under "RESULTS OF OPERATIONS."

Capital expenditures from continuing operations amounted to $24,554,000 in 1997 compared with $5,573,000 and $5,968,000 in 1996 and 1995, respectively. Expenditures in 1997 included $17,000,000 for the acquisition of two self-unloading vessels. The Company operated these vessels on the Great Lakes, under a charter agreement, as a part of its Marine Transportation fleet for over 20 years. Vessel inspection costs of $2,260,000 and $2,037,000 are included in capital expenditures in 1997 and 1995, respectively. No vessel inspections were required in 1996. Capital expenditures in 1997 and 1996 included increases of $1,748,000 and $2,180,000, respectively, for new mineral reserves, equipment and improvements at the California, Texas and Ohio operations of Industrial Sands. Capital expenditures for 1998, excluding business acquisitions, are currently expected to approximate $8,000,000.

In 1997, the Company purchased the assets of two industrial sand operations for $3,400,000 in cash and notes payable. These operations screen sand to make specialty grades and sizes and supply certain blended sand and organic mixes for end users, such as golf courses, playgrounds, parks and sports fields. Operating results for these businesses have been included in the Company's Industrial Sands business segment since acquisition, and are not material to the consolidated operations of the Company.

In December 1997, the Company decided to divest the assets of its Engineered Materials business. Hot top operations were sold in December, and the sale of its remaining metallurgical treatment operations is anticipated in 1998. The net loss upon disposition of these discontinued operations is estimated to be $1,263,000. In December 1996, the Company sold its interest in Eveleth Mines and certain mining equipment for $5,000,000, completing its exit from the iron ore business. The sale of this discontinued operation resulted in a net gain of $570,000. Discontinued operations are further described in Note B to the consolidated financial statements.

In 1997, the Company sold its interest in certain coal reserves for $6,000,000 in cash, resulting in a pretax gain of $5,212,000. In 1996, the Company sold an inactive business and current marketable securities, resulting in pretax gains totaling $2,701,000. In 1995, the Company sold two vessels no longer in service, current marketable securities and undeveloped clay properties resulting in pretax gains totaling $4,474,000. Total proceeds from the sale of assets from continuing operations were $8,192,000 in 1997, $5,543,000 in 1996 and $6,538,000 in 1995. In 1997, the Company entered into a $17,000,000 fixed-rate term loan to finance the acquisition of two Marine Transportation vessels. The Company borrowed $15,000,000 on its revolving credit facility for a one-month period in 1997 to provide interim financing for the vessels acquired, but did not utilize the facility in 1996 or 1995. At the end of 1996 and 1995, the Company elected to pay $6,500,000 and $5,000,000, respectively, on its variable rate term loan, in addition to annual required long-term debt payments. Long-term debt is further described in Note F to the consolidated financial statements. In March 1998, the Company renegotiated its revolving credit agreement with certain banks. The new agreement, expected to be completed by the end of April 1998, will enable the Company to borrow up to $100,000,000 for acquisitions, working capital requirements and other general needs. The Company's current revolving credit facility permits it to borrow up to $40,000,000, of which only $15,000,000 is available for acquisitions. Anticipated cash flows from operations and current financial resources are expected to meet the Company's needs during 1998. Financing alternatives are continuously reviewed to determine their practicality and ability to provide sufficient funding for the Company on a timely basis at the least possible cost.

The Company declared a two-for-one split of its common stock, paid in the form of a 100% stock dividend in October 1997. All per share amounts have been retroactively restated for the stock split. The Company declared and paid dividends on a quarterly basis totaling $.75 per share in 1997, $.65 per share in 1996 and $.60 per share in 1995. Dividends paid were $3,584,000 in 1997 compared with $3,162,000 and $2,968,000 in 1996 and 1995, respectively. In the third quarter of 1996 and 1997, the Company's Board of Directors approved a 2.5 cent increase in the quarterly dividend to $.175 and $.20 per share of common stock, respectively. The Company purchased, and placed in treasury, 87,990 shares of its common stock for $1,970,000 in 1997, 99,558 shares for $2,068,000 in 1996 and 36,500 shares for $615,000 in 1995.

RESULTS OF OPERATIONS

The consolidated financial statements of the Company have been reclassified to report separately the operating results of continuing and discontinued operations.

Net sales and operating revenues of $145,185,000 in 1997 were 12% greater than the 1996 level of $129,697,000 and 15% above net sales and operating revenues of $126,373,000 in 1995. Income from operations of $24,465,000 in 1997 more than doubled compared with $11,653,000 in 1996, and almost doubled compared with the 1995 level of $12,973,000. Income from continuing operations was $18,356,000 ($3.84 per share) in 1997, compared with $11,039,000 ($2.26 per share) in 1996 and $10,624,000 ($2.15 per share) in 1995. In 1997, net income was $16,252,000
($3.40 per share) compared with net income of $15,557,000 ($3.19 per share) in 1996 and $15,361,000 ($3.10 per share) in 1995.

In 1997, income from continuing operations includes the effect of pretax gains totaling $5,548,000, primarily from the sale of certain coal reserves. In 1996, income from continuing operations includes the effect of $3,150,000 in pretax gains, principally from the sale of an inactive business and current marketable securities and the effects of a $1,824,000 state tax refund and related interest income of $576,000. Income from continuing operations in 1995 includes the effect of $4,641,000 in pretax gains, primarily from the sale of inactive vessels, current marketable securities and undeveloped clay properties. Income from continuing operations, excluding gains on the sale of assets and, in 1996, the effects of the tax refund, approximated $14,694,000 ($3.07 per share) in 1997, compared with $7,376,000 ($1.51 per share) in 1996 and $7,561,000 ($1.53 per share) in 1995.

At the beginning of the year, the Company increased the estimated useful lives and salvage values for certain vessels in its Marine Transportation fleet. The effect of these changes reduced depreciation by $3,178,000 and increased net income by $2,097,000 ($.44 per share) in 1997. At the end of the year, the Company re-evaluated assumptions used in determining postretirement pension and health care benefits. The weighted-average discount rates were adjusted from 7.5% to 7.25% to better reflect market rates. In 1998, the health care cost trend rate will decline by 1/2% and the ultimate trend rate will decrease by 1/4% for all retirees. The changes in benefit plan assumptions did not affect 1997 net income and will not have a significant effect on net income in 1998.

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company adopted Statement No. 128 at the end of 1997 and has applied it retroactively to all periods presented, as required. The Company must adopt Statement No. 130 in the first quarter of 1998 and does not expect that comprehensive income will differ materially from net income. Statement No. 131 must be adopted by the end of 1998; however, the Company believes that most of its disclosures already comply with the new Statement. These new Statements are further described in Note A to the consolidated financial statements.

The Company recognizes the need to ensure that its operations will not be adversely affected by year 2000 software failures. Computer system failures due to processing errors potentially arising from calculations using a year 2000 date are a known risk. Appropriate measures are necessary to ensure that systems and applications will recognize and process the year 2000 and beyond. The Company has identified, evaluated and begun implementation of changes to computer systems and applications necessary to achieve year 2000 conversion with no effect on its customers or disruption to its operations. Communications have begun with major customers and suppliers, financial institutions and others with which the Company does business to determine the extent to which the Company may be vulnerable to other companies failures to remediate their own year 2000 issues. However, there can be no guarantee that the systems of other companies will be timely converted and would not have an adverse effect on the Company. The Company's major computer systems and applications are already year 2000 compliant. The Company believes that all other systems and applications that it presently utilizes will be year 2000 compliant by the end of 1998; and the cost of conversion will not have a material impact on the Company's consolidated results of operations or financial condition.

The operating results of the Company's business segments for 1997, 1996 and 1995 are discussed below. It is the policy of the Company to allocate a portion of corporate general and administrative expenses to its business segments. Corporate general and administrative expenses previously allocated to discontinued operations were reallocated to the remaining business segments for all years discussed.

MARINE TRANSPORTATION

Operating revenues of $95,701,000 in 1997 exceeded, by more than 11%, operating revenues of $86,178,000 and $85,657,000 in 1996 and 1995, respectively. Income from operations of $19,312,000 in 1997, more than doubled compared with income from operations of $7,860,000 in 1996 and increased 63% compared with income from operations of $11,845,000 in 1995. Income before taxes was $16,877,000 in 1997 compared with $5,386,000 and $10,628,000 in 1996 and 1995, respectively. In
1995, the Company sold two inactive vessels resulting in pretax gains totaling $2,324,000. Interest expense declined to $2,318,000 in 1997, compared with $2,409,000 in 1996 and $3,422,000 in 1995, due to an overall decline in the Company's long-term debt through the middle of 1997.


MARINE TRANSPORTATION
VESSEL TONNAGE

[GRAPHIC]

1997                23,846,000
1996                22,103,000
1995                21,486,000


The Company's Great Lakes vessel fleet hauled a record 23,846,000 tons in 1997. This is an 8% increase over 1996 tonnage of 22,103,000 and an 11% increase over 1995 tonnage of 21,486,000. In addition to setting a new fleet tonnage record, the M/V Columbia Star set a record for the Head-of-Lakes coal trade by hauling 70,903 net tons of low-sulfur coal in one shipment from Superior, Wisconsin to St. Clair, Michigan. Strong customer demand and favorable operating conditions increased operating revenues in 1997. Improved dispatch and the weather conditions experienced on the Great Lakes resulted in a 2% increase in operating days with a corresponding 28% reduction in delay days when compared with 1996. Continuing strong customer demand for cargo on the Great Lakes allowed the Company to operate twelve vessels throughout the 1997 sailing season. Also, the high water levels experienced on the Great Lakes and rivers in 1997 enabled the fleet to carry more tonnage per trip, resulting in more efficient operations. Vessel operating days were 3,405 in 1997, compared with 3,336 and 3,469 in 1996 and 1995, respectively. Iron ore, coal and limestone shipments increased 14%, 5% and 4%, respectively, compared with 1996. Favorable fuel rates also contributed to the improved operating results in 1997.

Heavy ice conditions at the start of the 1996 sailing season caused substantial delays, minor damage and, in general, hampered operations. It was not until the middle of the second quarter of 1996 that the fleet began to operate in a normal fashion. The Company operated 12 vessels throughout the 1995 sailing season until adverse weather conditions restricted operations at the end of the year. High winds and unusually heavy ice at the end of the 1995 sailing season caused considerable delays and negatively impacted operations. In 1995, northern limestone quarries closed earlier than usual due to the harsh weather. There were 55% more delay days during the 1995 sailing season, compared with the 1997 sailing season, on the same approximate number of operating days. As a result, 1995 iron ore, coal and limestone shipments were lower by 4%, 13% and 19%, respectively, compared with 1997.

In April 1997, material-handling operations began at the Cleveland Bulk
Terminal and contributed modestly to the operating revenues and income from operations of the segment. The Terminal, located in the Cleveland, Ohio harbor, is a bulk commodity dock for the transfer of commodities such as iron ore pellets, coal and limestone. In 1997, the Terminal accepted 1,494,000 tons of iron ore pellets, of which 1,331,000 tons were loaded onto railroad cars for delivery to customers. While the Terminal handled only iron ore shipments in 1997, plans are to expand its operations to include truck access and vessel loading, and diversification of the commodities handled to include salt, limestone and coal.

As a result of increased operating activities, the segment's 1997 selling, general and administrative expenses, prior to the allocation of corporate expenses, increased by 27% and 18%, compared with 1996 and 1995, respectively. These expenses were 3% of segment operating revenues in 1997, 1996 and 1995.

Capital expenditures were $20,234,000, $925,000 and $3,125,000 in 1997, 1996 and
1995, respectively. In 1997, two self-unloading vessels, which operated as part of the segment's fleet for over 20 years, were purchased for a total combined price of $17,000,000. Included in expenditures for 1997 and 1995 are $2,260,000 and $2,037,000, respectively, for required vessel inspections. No vessel inspections were required in 1996. Three of the Company's vessels require inspection prior to sailing in 1998 for a total estimated cost of $2,400,000. Depreciation and amortization expense was $5,654,000, $8,671,000 and $8,695,000 in 1997, 1996 and 1995, respectively. The decrease in depreciation and amortization in 1997 compared with 1996 and 1995 is the result of an increase in estimated useful lives and salvage values for certain vessels in the fleet. The effect of these changes reduced depreciation by $3,178,000 in 1997.


INDUSTRIAL
SANDS TONNAGE

[GRAPHIC]

1997           1,770,000
1996           1,533,000
1995           1,563,000

INDUSTRIAL SANDS

Net sales of $49,484,000 in 1997 increased by 16% compared with $42,583,000 in 1996. Net sales in 1997 were 22% greater than the 1995 level of $40,552,000. Income from operations of $9,970,000 in 1997 improved 17%, compared with $8,520,000 in 1996. Income from operations was $6,655,000 in 1995. Income before taxes in 1997 was $9,817,000, compared with $8,239,000 in 1996 and $6,288,000 in
1995. Interest expense of $350,000 for 1997 was comparable to 1996 and 33% lower than 1995 interest expense. Interest expense on notes payable associated with the acquisition of assets and related businesses in 1997 offset reductions in interest expense due to an overall decline in the Company's long-term debt through the middle of 1997.

Net sales and income from operations in 1997 set new records. The improvements were a direct result of strong demand, particularly in the oil and gas well service industry and the construction industry in the Southwest. Record shipments totaling 1,770,000 tons in 1997 exceeded 1996 shipments by 16% and 1995 shipments by 13%. The segment's Brady, Texas operations experienced record tonnage, with shipments increasing 23% and 26% compared with 1996 and 1995, respectively. Tonnage at the segment's Orange County, California operations also experienced record levels, as 1997 shipments exceeded 1996 and 1995 shipments by 21% and 27%, respectively. The 1997 additions of the Kurtz Sports Turf operations in Ohio and operations in Bakersfield, California also contributed to the record tonnage levels. The segment's income from operations was 20% of net sales in 1997 and 1996, an improvement of 4% over 1995. Selling prices for 1997 improved an average of 2%, compared with 1996 and 1995, while operating costs per ton remained steady through the three-year period.

The segment's selling, general and administrative expenses for 1997, prior to the allocation of corporate expenses, increased by 12% and 9%, compared with 1996 and 1995, respectively. These expenses were 7% of the segment's sales in 1997 and 8% in 1996 and 1995.

Capital expenditures were $4,108,000 in 1997 compared with $4,540,000 in 1996 and $2,360,000 in 1995. The increase in capital expenditures in 1996 compared with 1995 relates to the acquisition of additional mineral reserves, plant enhancements and equipment placed in service in 1996. Depreciation and amortization expense was $3,150,000 in 1997 compared with $2,444,000 in 1996 and $2,567,000 in 1995. Depreciation expense increased during 1997 compared with 1996 and 1995 as a result of

FINANCIAL STATEMENTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES

                                                                        Year Ended December 31

CONSOLIDATED STATEMENT OF OPERATIONS

                                                               1997                1996                 1995
                                                         --------------------------------------------------------


NET SALES AND OPERATING REVENUES                          $ 145,184,849        $ 129,697,228        $ 126,373,159

COSTS AND EXPENSES
   Cost of goods sold and operating expenses                 98,421,276           94,395,629           88,519,736
   Depreciation and amortization                              8,946,878           11,259,284           11,403,425
   General, administrative and selling expenses              13,352,068           12,388,863           13,477,143
                                                          -------------        -------------        -------------
                                                            120,720,222          118,043,776          113,400,304
                                                          -------------        -------------        -------------

INCOME FROM OPERATIONS                                       24,464,627           11,653,452           12,972,855

   Gain on sale of assets                                     5,548,036            3,150,434            4,640,713
   Interest, dividends and other income                       2,693,101            2,790,859            2,281,405
   Interest expense                                          (2,834,445)          (3,003,639)          (4,147,057)
   Other expense                                             (4,295,342)          (2,011,072)          (2,491,488)
                                                          -------------        -------------        -------------

INCOME FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                       25,575,977           12,580,034           13,256,428

INCOME TAXES
   Current                                                    6,967,000            1,387,000            2,477,000
   Deferred                                                     253,000              154,000              155,000
                                                          -------------        -------------        -------------
                                                              7,220,000            1,541,000            2,632,000
                                                          -------------        -------------        -------------

INCOME FROM CONTINUING OPERATIONS                            18,355,977           11,039,034           10,624,428

Discontinued operations:
   (Loss) income from operations                               (841,727)           3,947,518            4,736,562
   (Loss) gain from disposals                                (1,262,700)             570,433
                                                          -------------        -------------        -------------
(Loss) income from discontinued operations                   (2,104,427)           4,517,951            4,736,562
                                                          -------------        -------------        -------------
NET INCOME                                                $  16,251,550        $  15,556,985        $  15,360,990
                                                          =============        =============        =============

PER SHARE AMOUNTS:
Income (loss) per common share - basic:
   Continuing operations                                  $        3.84        $        2.26        $        2.15
   Discontinued operations                                         (.44)                 .93                  .95
                                                          -------------        -------------        -------------

NET INCOME PER SHARE                                      $        3.40        $        3.19        $        3.10
                                                          =============        =============        =============

Income (loss) per common share - assuming dilution:
   Continuing operations                                  $        3.81        $        2.26        $        2.15
   Discontinued operations                                         (.44)                 .92                  .95
                                                          -------------        -------------        -------------

NET INCOME PER SHARE - ASSUMING DILUTION                  $        3.37        $        3.18        $        3.10
                                                          =============        =============        =============

See notes to consolidated financial statements.

FINANCIAL STATEMENTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES



CONSOLIDATED BALANCE SHEET

                                                        December 31

                                                   1997               1996
                                               --------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                   $ 29,885,922       $ 21,850,282
   Marketable securities                                -0-            898,475
   Accounts receivable, less reserve for
     doubtful accounts of $723,000 in
     1997 and $512,000 in 1996                   22,292,432         24,428,115
   Inventories
     Raw materials and finished products          1,210,940            550,027
     Operating supplies                           3,382,764          3,534,003
                                               ------------       ------------
                                                  4,593,704          4,084,030

   Deferred income taxes                          3,050,091          3,214,573
   Prepaid insurance and other expenses           1,300,715          1,504,947
   Discontinued operations                       15,571,082          4,562,590
                                               ------------       ------------
     TOTAL CURRENT ASSETS                        76,693,946         60,543,012


PROPERTIES AND EQUIPMENT
   Marine Transportation                        241,044,884        220,811,102
   Industrial Sands                              59,531,668         57,220,602
   Other                                          4,382,014          7,050,095
                                               ------------       ------------
                                                304,958,566        285,081,799
   Less allowances for depreciation
     and amortization                           154,022,177        148,950,726
                                               ------------       ------------
                                                150,936,389        136,131,073


DISCONTINUED OPERATIONS                                 -0-          9,097,902

PREPAID PENSION COSTS AND OTHER ASSETS           35,821,995         28,923,567
                                               ------------       ------------

     TOTAL ASSETS                              $263,452,330       $234,695,554
                                               ============       ============

                                                                       December 31

                                                                 1997              1996
                                                            ------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of long-term debt                        $  8,722,545      $  8,476,450
   Accounts payable                                            6,875,498         5,485,181
   Payrolls and other accrued compensation                     7,547,241         6,915,055
   Accrued expenses                                           12,514,672         9,485,216
   Income taxes                                                2,277,749         1,620,176
                                                            ------------      ------------
     TOTAL CURRENT LIABILITIES                                37,937,705        31,982,078


LONG-TERM DEBT, less current portion                          36,942,130        28,664,675
POSTRETIREMENT BENEFITS OBLIGATION                            24,341,252        24,675,900
OTHER LONG-TERM LIABILITIES                                   25,404,891        20,272,081
DEFERRED INCOME TAXES                                         21,109,949        22,651,821

STOCKHOLDERS' EQUITY
   Preferred stock, without par value - authorized
     5,000,000 shares; none issued                                   -0-               -0-
   Common stock, par value $1.00 per share - authorized
     10,000,000 shares; issued 7,253,332 shares                7,253,332         7,253,332
   Additional capital                                          6,288,822         5,849,177
   Unrealized gains                                                  -0-           410,447
   Retained earnings                                         138,628,719       125,960,692
                                                            ------------      ------------
                                                             152,170,873       139,473,648

   Treasury stock, at cost - 2,501,152 and
     2,417,958 shares at respective dates                    (33,739,795)      (31,833,524)

   Unallocated Employee Stock Ownership
     Plan shares                                                (714,675)       (1,191,125)
                                                            ------------      ------------

                                                             117,716,403       106,448,999
                                                            ------------      ------------

     TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                                $263,452,330      $234,695,554
                                                            ============      ============

See notes to consolidated financial statements.

FINANCIAL STATEMENTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                              Year Ended December 31

                                                                     1997             1996             1995
                                                                 ----------------------------------------------
OPERATING ACTIVITIES
   Net income                                                    $16,251,550      $15,556,985      $15,360,990
   Adjustments to reconcile net income
     to net cash provided by operating activities:
       Depreciation and amortization                               8,946,878       11,259,284       11,403,425
       Deferred income taxes                                      (1,166,000)         806,000          (90,000)
       Gain on sale of assets                                     (5,548,037)      (3,150,434)      (4,681,213)
       Loss (gain) from disposals of discontinued operations       1,262,700         (570,433)             -0-
       Prepaid pension costs and other assets                     (4,204,687)      (3,125,094)      (2,450,918)
       Decrease (increase) in accounts receivable                  2,671,391         (945,050)       4,488,027
       Decrease (increase) in inventories                           (697,639)         142,466          692,000
       Increase in accounts payable                                1,367,172        1,750,056          732,484
       Other operating activities                                  4,051,961        3,442,976       (1,756,870)
       Operating activities of discontinued operations - net         754,820       (5,000,521)       2,241,683
                                                                 -----------      -----------      -----------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                    23,690,109       20,166,235       25,939,608

INVESTING ACTIVITIES
   Capital expenditures                                          (24,554,382)      (5,573,238)      (5,968,234)
   Acquisition of businesses                                      (1,600,000)             -0-              -0-
   Proceeds from sale of assets                                    8,191,884       10,543,361        6,538,009
   Investing activities of discontinued operations - net            (662,014)      (5,739,689)      (4,009,399)
                                                                 -----------      -----------      -----------
     NET CASH USED FOR INVESTING ACTIVITIES                      (18,624,512)        (769,566)      (3,439,624)

FINANCING ACTIVITIES
   Payments on long-term debt                                     (8,476,450)     (14,976,450)     (13,476,450)
   Additional long-term debt                                      17,000,000              -0-              -0-
   Payments of dividends                                          (3,583,523)      (3,162,341)      (2,968,426)
   Purchases of treasury stock                                    (1,969,984)      (2,068,032)        (615,091)
   Financing activities of discontinued operations - net                 -0-              -0-         (500,000)
                                                                 -----------      -----------      -----------
     NET CASH PROVIDED BY (USED FOR)
       FINANCING ACTIVITIES                                        2,970,043      (20,206,823)     (17,559,967)
                                                                 -----------      -----------      -----------

   Increase (decrease) in cash and cash equivalents                8,035,640         (810,154)       4,940,017

   Cash and cash equivalents, January 1                           21,850,282       22,660,436       17,720,419
                                                                 -----------      -----------      -----------

CASH AND CASH EQUIVALENTS, DECEMBER 31                           $29,885,922      $21,850,282      $22,660,436
                                                                 ===========      ===========      ===========

See notes to consolidated financial statements.

FINANCIAL STATEMENTS
OGLEBAY NORTON COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                    Unallocated
                                                                                        Common    Employee Stock      Total
                               Common      Additional    Unrealized      Retained      Stock in      Ownership    Stockholders'
                                Stock        Capital        Gains        Earnings      Treasury     Plan Shares      Equity

===============================================================================================================================
BALANCE,
   January 1, 1995           $3,626,666    $9,035,841    $2,278,273   $101,173,484  $(29,217,318)  $(2,144,025)  $ 84,752,921

Net income                                                              15,360,990                                 15,360,990
Dividends, $.60 per share                                               (2,968,426)                                (2,968,426)
Change in unrealized gains                                 (809,797)                                                 (809,797)
Tax benefit of unallocated
   shares in ESOP                              35,360                                                                  35,360
Stock plans                                     7,410                                     25,590                       33,000
Purchases of treasury stock                                                             (615,091)                    (615,091)
Allocated ESOP shares                                                                                  476,450        476,450
                             --------------------------------------------------------------------------------------------------

BALANCE,
   December 31, 1995          3,626,666     9,078,611     1,468,476    113,566,048   (29,806,819)   (1,667,575)    96,265,407

Net income                                                              15,556,985                                 15,556,985
Dividends, $.65 per share                                               (3,162,341)                                (3,162,341)
Change in unrealized gains                               (1,058,029)                                               (1,058,029)
Tax benefit of unallocated
   shares in ESOP                              57,460                                                                  57,460
Stock plans                                   339,772                                     41,327                      381,099
Purchases of treasury stock                                                           (2,068,032)                  (2,068,032)
Allocated ESOP shares                                                                                  476,450        476,450

                             --------------------------------------------------------------------------------------------------
BALANCE,
   December 31, 1996          3,626,666     9,475,843       410,447    125,960,692   (31,833,524)   (1,191,125)   106,448,999

Net income                                                              16,251,550                                 16,251,550
Dividends, $.75 per share                                               (3,583,523)                                (3,583,523)
Change in unrealized gains                                 (410,447)                                                 (410,447)
Tax benefit of unallocated
   shares in ESOP                              68,250                                                                  68,250
Stock plans                                   371,395                                     63,713                      435,108
Two-for-one stock split       3,626,666    (3,626,666)                                                                    -0-
Purchases of treasury stock                                                           (1,969,984)                  (1,969,984)
Allocated ESOP shares                                                                                  476,450        476,450
                             --------------------------------------------------------------------------------------------------

BALANCE,
December 31, 1997            $7,253,332    $6,288,822    $      -0-   $138,628,719  $(33,739,795)  $  (714,675)  $117,716,403
                             ==================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES

DECEMBER 31, 1997, 1996 AND 1995


     NOTE A - ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and accounts have been eliminated upon consolidation.

     CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

     INVENTORIES: Inventories are stated at the lower of average cost (first-in, first-out method) or market.

     MARKETABLE SECURITIES: Available-for-sale securities are carried at fair value, based on quoted market prices. Realized gains and losses on the sale of such securities are based on average cost. The Company realized gains on the sale of available-for-sale securities of $656,000 (proceeds of $933,000) in 1997, $2,076,000 (proceeds of $3,130,000) in 1996 and
     $1,630,000 (proceeds of $2,621,000) in 1995. The fair value of current available-for-sale securities was $898,000 (including unrealized gains of $621,000) at December 31, 1996.

     PROPERTIES AND EQUIPMENT: Properties and equipment are carried at cost. The Company provides depreciation on the straight-line method over the assets' estimated useful lives that range from 2 to 60 years. Effective January 1, 1997, the Company extended the estimated useful lives and increased the estimated salvage values for certain vessels in its Marine Transportation fleet. The effect of these changes in estimate reduced depreciation by $3,178,000 and increased net income by $2,097,000 ($.44 per share) for the year ended December 31, 1997.

     IMPAIRMENT OF LONG-LIVED ASSETS: The Company assesses the recoverability of its long-lived assets by determining whether the amortization of the remaining balance of an asset over its remaining useful life can be recovered through undiscounted future operating cash flows. If impairment exists, the carrying amount of the related asset is reduced.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

     NEW FINANCIAL ACCOUNTING STANDARDS: In June 1997, Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes new standards for reporting comprehensive income and its components. The Company must adopt SFAS No. 130 in the first quarter of 1998. The Company expects that comprehensive income will not differ materially from net income.

     In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 changes the standards for reporting financial results by operating segments and related products and services, geographic areas and major customers. The Company must adopt the standard by the end of 1998.

     REVENUE RECOGNITION: Sales are generally recognized when products are shipped to customers. Operating revenues are recognized as services are provided to customers over the Great Lakes sailing season.

     RECLASSIFICATIONS: Certain amounts in prior years have been reclassified to conform with the 1997 consolidated financial statement presentation.

     NOTE B - DISCONTINUED OPERATIONS

     In December 1997, the Company decided to sell the assets of its Engineered Materials business segment. Hot top operations were sold in December, and the sale of its metallurgical treatment operations is expected to occur during 1998. The loss upon disposition of these operations is estimated to be $1,263,000 (net of an income tax benefit of $807,000). The results of these discontinued operations were as follows (in thousands):

                                                    1997         1996          1995
                                                 ------------------------------------

     Net sales                                   $ 30,883      $ 30,964      $ 36,779
     Cost of goods sold                            27,180        24,443        29,893
     Depreciation and amortization                  1,691         1,793         2,029
     Selling, general and administrative
          expenses                                  3,279         3,379         3,457
     Loss on sale and shutdown of facilities          -0-         1,078           613
                                                 --------      --------      --------
          (Loss) income from operations            (1,267)          271           787
     Interest, other income (expense) - net           (76)         (142)         (212)
                                                 --------      --------      --------
     (Loss) income before income taxes             (1,343)          129           575
     Income tax (benefit) expense                    (501)          111           249
                                                 --------      --------      --------
     (Loss) income from discontinued
          operations                             $   (842)     $     18      $    326
                                                 ========      ========      ========

     In December 1996, the Company sold its interest in Eveleth Mines and certain mining equipment for $5,000,000, completing its exit from the iron ore business. The sale of these discontinued operations resulted in a gain of $570,000 (net of an income tax benefit of $744,000). The results of discontinued iron ore operations were as follows (in thousands):

                                                1996          1995
                                             ----------------------
     Net sales                               $ 26,766      $ 26,281
     Cost of sales                             28,468        27,627
                                             --------      --------
     Gross margin                              (1,702)       (1,346)
     Credit through reduction of
          impairment obligations                3,208         3,500
                                             --------      --------
     Adjusted gross margin                      1,506         2,154
     Royalties and management fees - net        4,332         4,527
                                             --------      --------
     Income before income taxes                 5,838         6,681
     Income tax expense                         1,908         2,270
                                             --------      --------
     Income from discontinued operations     $  3,930      $  4,411
                                             ========      ========

     The consolidated financial statements of the Company have been reclassified to report separately the operating results, net assets and net liabilities of these discontinued operations. Current assets of the Engineered Materials discontinued operations at December 31, 1997 include primarily inventories, accounts receivable and net fixed assets.

     NOTE C - ACQUISITIONS AND DISPOSITIONS

     In 1997, the Company purchased, for $3,400,000 in cash and notes payable, the assets of two sand operations. These operations screen sand to make specialty grades and sizes and supply certain blended sand and organic mixes for end users, such as golf courses, playgrounds, parks and sports fields. Operating results for these businesses have been included within the Industrial Sands business segment since acquisition, and are not material. Additionally, two 630-foot-long, self-unloading vessels, the M/V Wolverine and the M/V David Z. Norton, were purchased for $17,000,000. These vessels have been operated on the Great Lakes under charter, as part of the Company's Marine Transportation fleet, for over 20 years.

     In November 1997, the Company sold its interest in certain coal reserves for $6,000,000 in cash. The sale resulted in a $5,212,000 pretax gain. In 1996, the Company sold its National Perlite Products business, which had been inactive, resulting in a pretax gain of $625,000. In 1995, the Company sold two Marine Transportation vessels no longer in service and undeveloped clay properties in Tennessee, resulting in pretax gains of $2,324,000 and $520,000, respectively.

     NOTE D - NET INCOME PER SHARE

     The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," at the end of 1997 retroactive to prior periods. The calculation of net income per share - basic and net income per share - assuming dilution follows (in thousands except per share data):

                                                   1997        1996        1995
                                                 -------------------------------
     Net income per share - basic:
         Net income                              $16,252     $15,557     $15,361
         Average number of shares
            outstanding                            4,785       4,876       4,948
                                                 =======     =======     =======
         Net income per share                    $  3.40     $  3.19     $  3.10
                                                 =======     =======     =======
     Net income per share - assuming dilution:
         Net income                              $16,252     $15,557     $15,361
         Average number of shares
            outstanding                            4,785       4,876       4,948
         Dilutive effect of stock plans               31          15         -0-
                                                 -------     -------     -------
         Adjusted average number of
            shares outstanding                     4,816       4,891       4,948
                                                 =======     =======     =======
         Net income per share -
            assuming dilution                    $  3.37     $  3.18     $  3.10
                                                 =======     =======     =======

     All per share amounts have been retroactively restated to reflect a two-for-one stock split in October 1997.

     NOTE E - INCOME TAXES

     Total income taxes from continuing operations differs from the tax computed by applying the U.S. federal corporate income tax statutory rate as follows (in thousands):

                                                 1997          1996          1995
                                               ------------------------------------
     Income from continuing operations
        before taxes                           $ 25,576      $ 12,580      $ 13,256
                                               ========      ========      ========
     Income taxes at statutory rate              $8,952      $  4,277      $  4,507
     Tax differences due to:
        Percentage depletion                     (1,271)       (1,344)       (1,584)
        State income taxes                          312          (991)           53
        Officers' life insurance                   (410)          (76)          (77)
        Other                                      (363)         (325)         (267)
                                               --------      --------      --------
     Total income taxes                        $  7,220      $  1,541      $  2,632
                                               ========      ========      ========


     The Company received income tax refunds of $2,479,000, and $32,000 during 1996 and 1995, respectively. Included in 1996 was a $1,824,000 state income tax refund for prior tax years, which favorably impacted 1996 state income tax expense. The Company made income tax payments of $6,161,000, $1,962,000, and $6,270,000 during 1997, 1996 and 1995, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets from continuing operations are as follows (in thousands):

                                                         December 31
                                                    -------------------
                                                       1997        1996
                                                    -------------------
     Deferred tax liabilities:
        Depreciation                                $29,267     $34,319
        Pension benefits                              8,949       6,507
        Other                                         2,619       2,268
                                                    -------     -------
          Total deferred tax liabilities             40,835      43,094

     Deferred tax assets:
        Postretirement benefits                       9,865      10,590
        Coal Act liability                            5,285       4,731
        Other                                         7,625       8,336
                                                    -------     -------
          Total deferred tax assets                  22,775      23,657
                                                    -------     -------
          Net deferred tax liabilities              $18,060     $19,437
                                                    =======     =======

     NOTE F - LONG-TERM DEBT

     Long-term debt is as follows (in thousands):

                                                   December 31
                                               -------------------
                                                 1997        1996
                                               -------------------
     Title XI Ship Financing Bonds             $ 8,700     $11,200
     Term Loan - variable rate                  19,250      24,750
     Term Loan - fixed rate                     17,000         -0-
     Guaranteed ESOP Loans                         715       1,191
                                               -------     -------
                                                45,665      37,141
     Less current portion                        8,723       8,476
                                               -------     -------
                                               $36,942     $28,665
                                               =======     =======

     The Title XI Ship Financing Bonds (5.3% fixed rate) relate to a first preferred ship mortgage on the M/V Columbia Star and are guaranteed by the U.S. Government under the Federal Ship Financing Program. The Bonds require semiannual sinking fund payments of $1,250,000 through 2000, with a final payment of $1,200,000 in 2001. Under certain conditions, the Company may be required to make deposits to a reserve fund, maintain specified levels of stockholders' equity or obtain prior written consent from the U.S. Department of Transportation for certain designated financial transactions. No deposits or approvals were required through 1997, and the Company does not anticipate any such actions will be required in the future.

     Under a bank loan agreement, the Company is required to make semiannual payments on the Term Loan of $2,750,000, excluding interest, through June 30, 2001. The Company has a $40,000,000 Revolving Credit facility available under the loan agreement, of which $15,000,000 is only available for acquisitions. The variable interest rate (6.53% at December 31, 1997) on borrowings under the agreement fluctuates based upon the Company's ratios of funded debt to total capital and interest coverage. The Revolving Credit facility terminates on December 31, 1998, subject to annual renewals

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES


     through 2001. At December 31, 1997 and 1996, the Company had $40,000,000 of borrowings available under the Revolving Credit facility.

     In 1997, the Company entered into a $17,000,000 fixed rate (7.32%) Term Loan with a bank to finance the acquisition of two Marine Transportation vessels, which had previously been under charter agreements. The Company is required to make semiannual payments on the Term Loan of $750,000, including interest, through July 14, 2002; $1,350,000 payable semiannually, including interest, through January 14, 2007 and a final payment of $7,805,000, including interest, on July 14, 2007. The loan is secured by mortgages on the two vessels acquired.

     The Company's debt agreements contain various covenants with the most restrictive covenant requiring the Company to maintain specified levels of tangible net worth during each year. The Company's tangible net worth was $111,584,000 at December 31, 1997, compared to a minimum specified level of $88,376,000.

     Long-term debt maturities are $8,723,000 in 1998, $8,499,000 in 1999,
     $8,278,000 in 2000, $4,252,000 in 2001, $325,000 in 2002 and $15,589,000
     thereafter. The Title XI Ship Financing Bonds and the Term Loans are secured by first preferred ship mortgages on seven of the Company's vessels with a net book value of $113,186,000. The fair value of long-term debt approximates the total liability recorded at December 31, 1997. The Company made interest payments of $2,353,000, $3,117,000 and $4,399,000 during 1997, 1996 and 1995, respectively.

     NOTE G - STOCKHOLDERS' EQUITY

     On August 27, 1997, the Company declared a two-for-one split of its common stock in the form of a 100% stock dividend to stockholders of record as of October 10, 1997. This stock split has been recorded by a transfer, within stockholders' equity, of $3,626,000 from additional capital to common stock for all periods presented, representing $1.00 par value for each additional share issued. All per share amounts have been retroactively restated for the stock split.

     The Company's preferred stock is issuable in series and the Board of Directors is authorized to fix the number of shares and designate the terms of each issue. In 1987, under a Stockholder Rights Plan, as amended, the Company's Board of Directors declared a dividend consisting of one Right for each outstanding share of the Company's common stock. Upon certain "change in control" events, the Rights entitle the holder to purchase one one-hundredth of a share of the Company's Series C $10.00 preferred stock for $130 or one share of the Company's common stock for $2.50, depending on the "change in control" circumstances. The Stockholder Rights Plan, which expires December 18, 2006, should not interfere with any merger or other business combination approved by the Board of Directors, because the Board, at its option, may redeem the Rights at a redemption price of $.05 per Right.

     NOTE H - COMPANY STOCK PLAN

     The Company's Long-Term Incentive Plan (the "Plan"), adopted in 1996, allows selected officers and key employees the opportunity to defer a portion of any bonus received under the Company's Annual Incentive Plan. In addition, the Plan permits grants of stock options, stock appreciation rights, restricted stock and performance awards. The number of common shares authorized for awards is 200,000. At the end of 1997, there were 115,778 shares available for grant under the Plan.

     The Company will make an annual matching contribution of at least 50% plus a potential discretionary award of up to an additional 50% with respect to annual incentive awards deferred by participants under the Plan. The deferred awards are converted to "share units" based on the fair market value of the Company's common stock on the date the bonuses would have otherwise been paid. Dividends are allocated to the participant's account on a similar "share unit" basis, for both the deferred amount and the Company match. Deferred awards (and related dividends) are fully vested at all times. Matching contributions become fully vested on the fifth anniversary of the initial deferral date, provided the participant has been in continuous service for the entire five-year period. Prior to the fifth anniversary of a particular allocation, the matching contribution may become fully vested upon the occurrence of certain events, including early retirement or disability. All distributions under the Plan will be in common stock of the Company. Included in Additional Capital at December 31, 1997 is $655,000 of obligations under the Plan, representing 31,549 "share units." At December 31, 1996 $318,000 was included in Additional Capital for obligations under the Plan, representing 16,242 "share units." Compensation expense under the deferred plan was $568,000 in 1997 and $387,000 in 1996.

     In October 1997, 48,700 common stock options were granted under the Plan, all of which were outstanding as of December 31, 1997, at an option price of $30 5/8 per share. These options vest ratably over a four-year period and expire 10 years from the date of grant. The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APBO No. 25), and related interpretations. No expense has been recognized, because, under APBO No. 25, the exercise price of the stock options equals the market price of the underlying stock on the date of grant. No other options were issued by the Company prior to 1997.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. Under this method, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.0%; dividend yield of 2.6%; volatility factors of the expected market price of the Company's common shares of .22; and a weighted-average expected life of the options of 5 years. Had the fair value method been used to account for these stock options, the effect would have been a $.01 reduction in net income per share with no correspond-ing effect on net income per share - assuming dilution. Since changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     There have been no stock appreciation rights, restricted stock or performance awards granted under the Plan.

     NOTE I - CEO AND DIRECTORS COMPENSATION

     In connection with an Employment Agreement (the "Agreement") the Company has agreed to provide its President and Chief Executive Officer ("CEO") with a restricted common stock award and stock option grant, in lieu of compensation.

     On January 19, 1998, upon the CEO's completion of a $1,000,000 personal investment in the Company's common stock ("Personal Investment Shares"), the Company issued 25,744 shares of common stock equal to the number of shares of the Company's common stock he acquired. Of the total shares issued, 5,148 became immediately vested and non-forfeitable. The remaining shares are restricted and become vested and non-forfeitable, ratably, on January 1, 1999, 2000, 2001 and 2003, subject to the effects of termination of employment, as defined by the Agreement. The non-vested and forfeitable shares are subject to the restrictions that the CEO remain employed by the Company and that he continue to hold all of his Personal Investment Shares. If on any date before January 1, 2003 the CEO sells or otherwise disposes of any of his Personal Investment Shares, he will forfeit any and all restricted shares that have not become fully vested and non-forfeitable before that date. The CEO is entitled to all voting rights and any dividends on the restricted shares. Total compensation expense of $965,000, computed based on the closing market price at the date of issuance, will be recognized over the vesting period beginning in January 1998.

     Effective December 17, 1997, the Company granted the CEO, subject to stockholder approval, an option to acquire an amount which represents 8% of the issued and outstanding common stock of the Company as of January 1, 1998, or 380,174 shares, at an exercise price of $38 per share. Unless accelerated under the termination provisions of the Agreement, the option becomes exercisable in whole or in part on January 1, 2001 and, subject to employment conditions imposed by the Agreement, expires June 30, 2005. Compensation expense, if any, will be recognized based on what amount, if any, the closing market price of the Company's common stock exceeds the exercise price on the date the option is approved by the stockholders.

     Effective February 1, 1998, the Company established a Director Fee Deferral Plan (the "Directors Plan"), which, subject to stockholder approval, allows non-employee directors of the Company the option of deferring all or part of their fees in the form of "share units" or "deferred cash." Any fees deferred as "share units" will be matched at 25% by the Company in the form of additional "share units." If approved by the stockholders, 100,000 shares of the Company's common stock will be authorized for distribution under the Directors Plan.

     NOTE J - POSTRETIREMENT BENEFITS

     The Company has a number of noncontributory defined benefit pension plans covering certain employees. The plans provide benefits based on the participant's years of service and compensation or stated amounts for each year of service. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding required by applicable regulations.

     A summary of the components of the net periodic pension credit for defined benefit plans from continuing operations follows (in thousands):

                                                 1997          1996          1995
                                               ------------------------------------
     Service cost-benefits earned
        during the period                      $  1,309      $  1,303      $  1,131
     Interest cost on projected
        benefit obligation                        4,354         4,332         4,202
     Actual return on plan assets               (17,534)       (9,464)      (16,227)
     Net amortization and deferral                9,098         1,926         9,565
                                               --------      --------      --------
     Net pension credit                        $ (2,773)     $ (1,903)     $ (1,329)
                                               ========      ========      ========

     Assumptions used in accounting for the Company's defined benefit pension plans were:

                                                     1997   1996   1995
                                                     ------------------
     Weighted-average discount rate                  7.25%   7.5%   7.5%
     Rate of increase in compensation levels            4%     4%     4%
     Expected long-term rate of return on assets        9%     9%     9%

     The following table presents the funded status and amounts recognized in the consolidated balance sheet for the Company's defined benefit pension plans from continuing operations (in thousands):

                                                               December 31
                                                         -----------------------
                                                           1997          1996
                                                         --------      --------
     Actuarial present value of benefit obligations:
          Vested benefit obligation                      $(54,694)     $(53,178)
                                                         ========      ========
          Accumulated benefit
            obligation                                   $(57,616)     $(56,112)
                                                         ========      ========
          Projected benefit
            obligation                                   $(62,149)     $(60,886)
     Plan assets at fair value                            102,934        89,373
                                                         --------      --------
     Plan assets in excess of
        projected benefit obligation                       40,785        28,487
     Unrecognized net gain                                (17,885)       (9,287)
     Unrecognized prior service cost                        2,213         2,543
     Unrecognized initial net assets                       (2,962)       (3,672)
                                                         --------      --------
     Prepaid pension costs recognized                    $ 22,151      $ 18,071
                                                         ========      ========

     Plan assets consist primarily of debt and equity securities.


     The Company maintains defined contribution plans for certain employees and, except for the ESOP, contributes to these plans based on percentages of employee contributions. The expense for these plans was $1,039,000, $934,000 and $880,000 for 1997, 1996 and 1995, respectively.

     The Company also pays into certain defined benefit multi-employer plans under various union agreements which provide pension and other benefits for various classes of employees. Payments are based upon negotiated contract rates and related expenses totaled $1,688,000, $1,915,000 and $1,879,000 for 1997, 1996 and 1995, respectively.

     In addition to pension benefits, the Company provides health care and life insurance for certain retired employees. Substantially all of the Company's employees are eligible for these benefits when they reach normal retirement age. The Company's policy is to fund these postretirement benefit costs principally on a cash basis as claims are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OGLEBAY NORTON COMPANY AND SUBSIDIARIES


     Components of the Company's net periodic postretirement benefits cost from continuing operations are as follows (in thousands):

                                       1997        1996        1995
                                      ------------------------------
     Service cost                     $  379      $  368      $  404
     Interest cost                     1,069       1,059       1,273
     Actual return on plan assets         (3)         (1)        -0-
     Net amortization                   (598)       (745)       (579)
                                      ------      ------      ------
     Net periodic postretirement
        benefits cost                 $  847      $  681      $1,098
                                      ======      ======      ======

     Assumptions used in the accounting for the Company's postretirement health care and life insurance benefits were:

                                                       1997        1996        1995
                                                      ------------------------------
     Weighted average discount rate                    7.25%        7.5%        7.5%
     Expected long-term rate of return on assets          6%          6%          6%

     Components of the Company's postretirement benefits obligation from continuing operations are as follows (in thousands):

                                                               December 31
                                                         ----------------------
                                                           1997          1996
                                                         ----------------------
     Actuarial present value of benefit obligations:
          Retired participants                           $(10,475)     $(10,104)
          Other fully eligible participants                (1,196)       (1,329)
          Other ineligible participants                    (3,305)       (3,290)
                                                         --------      --------
     Accumulated postretirement benefits obligation       (14,976)      (14,723)
     Plan assets at fair value                                103            75
                                                         --------      --------
     Accumulated postretirement benefits obligation
        in excess of plan assets                          (14,873)      (14,648)
     Unrecognized prior service credit                     (1,543)       (1,735)
     Unrecognized net gain                                 (7,925)       (8,293)
                                                         --------      --------

     Postretirement benefits obligation recognized       $(24,341)     $(24,676)
                                                         ========      ========

     The weighted average annual assumed rate of increase in the health care cost trend rate for 1998 is 5.75% (6.25% in 1997) for retirees age 65 and over and 8.25% (8.75% in 1997) for retirees under age 65, and both are assumed to decrease to 5.00% by 2000 and 2005, respectively (5.25% in 1997), and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by 1% in each year would increase the accumulated postretirement benefits obligation as of December 31, 1997 by approximately $1,797,000 and the aggregate service and interest cost components of the net periodic postretirement benefits cost for 1997 by approximately $221,000.

     The Coal Industry Retiree Health Benefit Act requires companies that previously mined coal to assume certain health care benefit obligations for retired coal miners and their dependents. Components of the Company's net periodic postretirement benefits cost under the Coal Act, are as follows (in thousands):

                                      1997       1996      1995
                                     ---------------------------
     Interest cost                   $ 974      $ 936     $1,033
     Actuarial net (gain) loss        (121)       122        (82)
                                     -----      ------    ------
     Net periodic postretirement
        benefits cost                $ 853      $1,058    $  951
                                     =====      ======    ======

     The Company's accumulated postretirement benefits obligation was $13,551,000 and $13,914,000 at December 31, 1997 and 1996, respectively, of which $12,435,000 and $12,732,000 in 1997 and 1996, respectively, is included in other long-term liabilities.

     The weighted average discount rate used in accounting for post-retirement benefits under the Coal Act was 7% at December 31, 1997, 1996 and 1995.

     The weighted average annual assumed rate of increase in the health care cost trend rate for 1998 and 1997 is 6%. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by 1% in each year would increase the accumulated postretirement benefits obligation at December 31, 1997 by approximately $1,651,000 and the interest cost component of the net periodic postretirement benefit cost by approximately $119,000.

     NOTE K - COMMITMENTS AND CONTINGENCIES

     The Company leases various buildings and equipment in addition to a vessel charter in its Marine Transportation fleet. In general, these operating leases are renewable or contain purchase options. The purchase price or renewal lease payment is based on the fair market value of the asset at the date of purchase or renewal. Rental expense was $3,718,000, $4,767,000 and $5,082,000 in 1997, 1996 and 1995, respectively.

     Future minimum payments at December 31, 1997, under non- cancelable operating leases, are $2,667,000 in 1998, $1,564,000 in 1999, $1,433,000 in
     2000, $1,232,000 in 2001, $1,237,000 in 2002 and $1,521,000 thereafter.

     The Company is subject to various environmental laws and regulations imposed by federal, state and local governments. Also, in the normal course of business, the Company is involved in various pending or threatened legal actions. The Company cannot reasonably estimate future costs, if any, related to these matters. However, costs incurred to comply with environmental regulations and to settle litigation have not been significant in 1997 and prior years. Although it is possible that the Company's future operating results could be affected by future costs of environmental compliance or litigation, it is management's belief that such costs will not have a material adverse effect on the Company's consolidated financial position.

     NOTE L - INDUSTRY SEGMENTS AND
     MAJOR CUSTOMERS

     The Company's major industry segments are Marine Transportation and Industrial Sands. Industry Segment Data on pages 10 and 11 and About The Company on the inside front cover are an integral part of these financial statements.

     Accounts receivable of $11,083,000 at December 31, 1997 are due from companies in the steel and utilities industries. Credit is extended based on an evaluation of a customer's financial condition, and generally collateral is not required. Credit losses within these industries have not been significant for the three years in the period ended December 31, 1997.

     Marine Transportation's operating revenues from two major steel producers and one utility company exceeded 10% of consolidated net sales and operating revenues and are summarized as follows (in thousands):


                             1997        1996        1995
                           -------     -------     -------
     Customer:
                     A     $18,773     $14,008     $17,041
                     B      18,589      15,787      19,280
                     C      18,245      17,315      15,790
                           -------     -------     -------
                           $55,607     $47,110     $52,111
                           =======     =======     =======



     NOTE M - QUARTERLY RESULTS OF OPERATIONS
     (UNAUDITED)

     Unaudited quarterly results of operations for the years ended December 31, 1997 and 1996 are summarized as follows (in thousands, except per share amounts):

                                                          Quarter Ended
                                             -------------------------------------------
                                             Dec. 31    Sept. 30     June 30     Mar. 31
                                             -------    --------     -------     -------
     1997
     Net sales and operating revenues        $43,222     $45,602     $43,576     $12,785
     Gross profit                              9,165      13,571      10,839       4,242
     Income from continuing
        operations                             5,989       6,431       5,184         752
     Net income                                3,814       6,476       5,109         853
     Per common share - basic:
        Continuing operations                   1.26        1.35        1.09         .16
        Net income                               .80        1.36        1.07         .18
     Per common share - assuming dilution:
          Continuing operations                 1.25        1.34        1.08         .16
          Net income                             .80        1.35        1.06         .18

     1996
     Net sales and operating revenues        $39,537     $42,097     $37,238     $10,825
     Gross profit                              6,968       9,537       4,963       2,575
     Income (loss) from continuing
        operations                             3,814       5,212       1,188         825
     Net income                                5,257       6,061       2,261       1,978
     Per common share - basic and diluted:
          Continuing operations                  .79        1.08         .25         .17
          Net income                            1.09        1.25         .47         .40

     Amounts reported in prior quarters have been reclassified for discontinued operations. The sum of per share amounts for the four quarters of 1997 and 1996 do not equal the annual per share amounts as a result of treasury stock purchases by the Company. All per share amounts have been retroactively restated to reflect a two-for-one stock split in October 1997.

     Effective January 1, 1997, the Company increased the estimated useful lives and salvage values of certain vessels in its Marine Transportation fleet. The changes in estimate increased 1997 net income over the fleet's sailing season as follows: $737,000 ($.155 per share) in the second quarter; $745,000 ($.155 per share) in the third quarter; and $615,000 ($.13 per share) in the fourth quarter. Net income for the fourth quarter of 1997 also increased $3,388,000 ($.71 per share) related to the sale of certain coal reserves. Fourth quarter 1997 net income includes a $1,052,700 ($.22 per share) charge related to supplemental retirement benefits to its former President and Chief Executive Officer.

     Net income for the first quarter of 1996 increased $1,314,000 ($.27 per share) related to the sale of marketable securities and other assets, including the sale of the Company's National Perlite Products Company. First quarter net income for 1996 also included interest income of $576,000 ($.11 per share) related to a $1,824,000 state tax refund received during the quarter. As a result of the state tax refund, the Company's 1996 annual effective income tax rate was reduced.

     RESPONSIBILITY FOR CONSOLIDATED FINANCIAL
     STATEMENTS

     Management is responsible for the financial and operating information contained in the Annual Report, including the consolidated financial statements covered by the Report of Independent Auditors. These statements were prepared in conformity with generally accepted accounting principles and include amounts based on estimates and judgments of management.

     The Company seeks to assure the integrity and objectivity of the data in the financial statements through a system of internal controls. These controls are designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements. Independent auditors, Ernst & Young LLP, are engaged to render an independent opinion on the Company's financial statements. Their opinion, which appears herein, is based on an audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards which includes a review of internal controls to the extent Ernst & Young LLP deems necessary.

     The Company's Board of Directors, through its Audit Committee that is composed of four outside directors, reviews the Company's financial reports and accounting and auditing practices. It meets periodically with the independent auditors and management in this regard.

     REPORT OF INDEPENDENT AUDITORS
     Board of Directors
     Oglebay Norton Company

     We have audited the accompanying consolidated balance sheet of Oglebay Norton Company and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oglebay Norton Company and subsidiaries at December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


     /s/ Ernst & Young LLP
     Cleveland, Ohio
     February 12, 1998

     OFFICERS


     R. THOMAS GREEN, JR.
     Chairman

     JOHN N. LAUER
     President and Chief Executive Officer

     JEFFREY S. GRAY
     Vice President - Corporate Development
     and Legal Affairs

     MARK P. JUSZLI
     Vice President - Industrial Sands

     DAVID H. KELSEY
     Vice President - Chief Financial Officer

     STUART H. THEIS
     Vice President - Marine Transportation

     TIMOTHY J. WOJCIECHOWSKI
     Vice President - Engineered Materials

     PAUL V. GORMAN
     Assistant Vice President - Human Resources

     MICHAEL F. BIEHL
     Treasurer and Director of Finance

     DAVID G. SLEZAK
     Secretary and Director of Legal Affairs

     JOHN J. KIRN, JR.
     Assistant Secretary


     DATA

     EXECUTIVE OFFICE
     1100 Superior Avenue
     Cleveland, Ohio 44114-2598
     Telephone: (216) 861-3300
     Fax: (216) 861-2863

     TRANSFER AGENT
     National City Bank
     Corporate Trust Operations
     Cleveland, Ohio 44135-1385
     Telephone: 1-800-622-6757

     COUNSEL
     Thompson Hine & Flory LLP
     Cleveland, Ohio

     INDEPENDENT AUDITORS
     Ernst & Young LLP
     Cleveland, Ohio





     ADDITIONAL INFORMATION

     Copies of the SEC Form 10-K for 1997 will be provided without charge to stockholders upon written request to:

     David G. Slezak
     Secretary and Director of Legal Affairs
     Oglebay Norton Company
     1100 Superior Avenue
     Cleveland, Ohio 44114-2598

     NASDAQ/NMS Symbol: OGLE

     1998 Annual Meeting of Stockholders
     May 14, 1998, 2:00 p.m.
     Forum Conference and Education Center
     One Cleveland Center
     1375 East 9th Street
     Cleveland, Ohio 44114



     COMMON STOCK AND DIVIDENDS

     The Company's common stock is traded on the NASDAQ national market. The Company had 451 stockholders of record at December 31, 1997 and 473 at December 31, 1996. The following is a summary of the market range and dividends for each quarterly period in 1997 and 1996 for the Company's common stock, adjusted for a two-for-one stock split in October 1997.


                                        Market Range
                          Quarterly   ---------------
                           Period      High      Low        Dividends
            ---------------------------------------------------------
            1997            4th        $41 1/4    $29 5/8    $.20
                            3rd         29 7/8     21 3/4     .20
                            2nd         22 3/8     19 5/8     .175
                            1st         22 1/2     20 1/2     .175
            ---------------------------------------------------------
            1996            4th        $22 3/8    $21 1/8    $.175
                            3rd         22 7/8     20 15/16   .175
                            2nd         23 5/8     19 3/8     .15
                            1st         20 1/2     18 5/8     .15

DIRECTORS


[(From left to right in photo below)]

WILLIAM G. PRYOR
President, Van Dorn Demag Corporation, manufacturer of plastic injection molding equipment
Audit Committee, Director Search and Governance Committee

JOHN N. LAUER
President and Chief Executive Officer of the Company

WILLIAM G. BARES
Chairman, President and Chief Executive Officer, The Lubrizol Corporation, Wickliffe, Ohio, supplier of chemical additives to the petroleum industry Chairman of the Executive Committee

RALPH D. KETCHUM
President and Chief Executive Officer, RDK Capital, Inc., Pepper Pike, Ohio, investments
Compensation and Organization Committee, Chairman of the Director Search and Governance Committee

MALVIN E. BANK
Partner, Thompson Hine & Flory LLP, Cleveland, Ohio, attorneys
Executive Committee, Director Search and Governance Committee

BRENT D. BAIRD
Private Investor; Formerly Limited Partner, Trubee, Collins & Co., Buffalo, New York
Member, New York Stock Exchange
Executive Committee, Audit Committee

ALBERT C. BERSTICKER
Chairman and Chief Executive Officer, Ferro Corporation, producer of specialty coatings, plastics, chemicals and ceramics
Chairman of the Audit Committee, Executive Committee, Compensation and Organization Committee

JOHN D. WEIL
President, Clayton Management Co., St. Louis, Missouri, investments
Chairman of the Compensation and Organization Committee, Director Search and Governance Committee.

R. THOMAS GREEN, JR.
Chairman of the Company
Executive Committee

JAMES T. BARTLETT
Managing Director, Primus Venture Partners, venture capital firm
Compensation and Organization Committee, Audit Committee

                                   [Photo]